Exhibit 99.1

TAL Education Group Announces Unaudited Financial

Results for the Fourth Fiscal Quarter and Fiscal Year 2012

Ended February 29, 2012

• Quarterly Net Revenues Increased by 55.2% Year-Over-Year

• Quarterly Net Income Attributable to TAL Decreased by 10.2% Year-Over-Year

• Quarterly Non-GAAP Net Income Attributable to TAL Decreased by 17.4% Year-Over-Year

• Fiscal year Net Revenues Increased by 60.5% Year-Over-Year

• Fiscal year Net Income Attributable to TAL Increased by 1.1% Year-Over-Year

• Fiscal year Non-GAAP Net Income Attributable to TAL Increased by 9.8% Year-Over-Year

(Beijing—April 25, 2012)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2012 ended February 29, 2012.

Financial Highlights for the Fourth Fiscal Quarter Ended February 29, 2012

•                  Net revenues increased by 55.2% year-over-year to US$52.2 million from US$33.7 million in the same period of the prior fiscal year.

•                  Net income from continuing operations decreased by 9.5% year-over-year to US$7.6 million from US$8.4 million in the same period of the prior fiscal year.

•                  Net income attributable to TAL decreased by 10.2 % year-over-year to US$7.6 million from US$8.4 million in the same period of the prior fiscal year.

•                  Non-GAAP(1)net income attributable to TAL, which excluded share-based compensation expenses, decreased by 17.4 % year-over-year to US$9.0 million from US$10.9 million in the same period of the prior fiscal year.

•                  Basic and diluted net income per American Depositary Share (“ADS”)(2) were US$0.10 and US$0.10, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.12 and US$0.12, respectively.

•                  Total student enrollments during the fourth quarter of fiscal year 2012 increased by 47.0% year-over-year to approximately 228,500.

•                  Total physical network decreased to 270 learning centers as of February 29, 2012 from 275 learning centers as of November 30, 2011.

(1)  As used in this press release, non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS are defined to exclude share-based compensation expense from operating costs and expenses, cost of revenues, selling and marketing expenses, general and administrative expenses, income from operations, net income attributable to TAL and earnings per ADS, respectively.  See “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures To The Most Comparable GAAP Measures” at the end of this press release.

(2)  Each ADS represents two Class A common shares.

Financial Highlights for the Fiscal Year Ended February 29, 2012

•                  Net revenues increased by 60.5% year-over-year to US$177.5 million from US$110.6 million in the prior fiscal year.

•                  Net income from continuing operations decreased by 0.3% year-over-year to US$24.3 million from US$24.4 million in the prior fiscal year.

•                  Net income attributable to TAL increased by 1.1% year-over-year to US$24.3million from US$24.0 million in the prior fiscal year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 9.8% year-over-year to US$32.2 million from US$29.3 million in the prior fiscal year.

•                  Basic and diluted net income per ADS were US$0.32 and US$0.31, respectively.  Non-GAAP basic and diluted net incomes per ADS, in each case excluded share-based compensation expenses, were US$0.42 and US$0.41, respectively.

•                  Total student enrollments during the fiscal year ended February 29, 2012 increased by 41.9% year-over-year to approximately 690,300.

•                  Total physical network grew to 270 learning centers as of February 29, 2012 from 132 learning centers as of February 28, 2011.

Financial and Operating Data—the Fourth Fiscal Quarter and Fiscal Year 2012 Ended February 29, 2012

(in US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28/29,
	2011	2012	Pct. Change
Net revenues	33,654	52,216	55.2%
Net income attributable to TAL	8,446	7,582	(10.2)%
Non-GAAP net income attributable to TAL	10,924	9,019	(17.4)%
Operating income	8,161	6,321	(22.6)%
Non-GAAP operating income	10,640	7,758	(27.1)%
Net income per ADS attributable to TAL — basic	0.11	0.10	(11.6)%
Net income per ADS attributable to TAL — diluted	0.11	0.10	(10.6)%
Non-GAAP net income per ADS attributable to TAL — basic	0.14	0.12	(18.7)%
Non-GAAP net income per ADS attributable to TAL — diluted	0.14	0.12	(19.3)%
Total student enrollments in small class, one-on-one and online courses	155,400	228,500	47.0%

	Three Months Ended
	February 28/29,
	2011	2012	Pct. Change
Net revenues	110,588	177,520	60.5%
Net income attributable to TAL	24,041	24,314	1.1%
Non-GAAP net income attributable to TAL	29,348	32,215	9.8%
Operating income	25,574	21,025	(17.8)%
Non-GAAP operating income	30,881	28,926	(6.3)%
Net income per ADS attributable to TAL — basic	0.36	0.32	(11.3)%
Net income per ADS attributable to TAL — diluted	0.35	0.31	(11.5)%
Non-GAAP net income per ADS attributable to TAL — basic	0.43	0.42	(3.7)%
Non-GAAP net income per ADS attributable to TAL — diluted	0.43	0.41	(3.9)%
Total student enrollments in small class, one-on-one and online courses	486,400	690,300	41.9%

“I am pleased to report that in our fourth fiscal quarter revenue growth once again exceeded our guidance and student enrollments continued to show strong momentum. Fiscal 2012 as a whole was a year of successful business expansion and enlarged market presence. We more than doubled the number of learning centers in our network and rolled out to eight new cities during the year. We also continued to enhance our product offering in our core small class business, made significant progress in online courses, and introduced a new tutoring format branded “Mobby” to address the highly complementary pre-K market. In addition, we began to put into place a multi-level business unit structure with headquarters functions as the organizational foundation for our long-term growth and scaling,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“In fiscal year 2013, we aim to balance growth opportunities with our ambition to further solidify the basis of our leading and innovative education brand. We believe the time is right to build upon the traction we have established over the course of the last fiscal year in the 14 cities in which we now have learning centers. At the same time, we will continue to enhance our competitive strengths, particularly the top quality content and curriculum and outstanding teacher resources of our proven small-class business model,” Mr. Zhang commented.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “For our one-on-one business, our primary objective is not market share but managing the growth for continued profitability.  On the back of ongoing strong topline performance, we maintained our efforts begun in the previous quarter to increase learning center utilization and implement cost and expense controls. As a result, our one-on-one business was again profitable in the fourth quarter.”

“In the quarters ahead, we will continue to focus on the long-term health of our business. We will invest aggressively in our core assets and the operational support and systems required to sustain our successful business expansion.  At the same time, we will look for cost and expense optimization opportunities and increased scalability in our business model,” Mr. Kauffman added.

Financial Results for the Fourth Fiscal Quarter Ended February 29, 2012

Net Revenues

For the fourth quarter of fiscal year 2012, TAL reported net revenues of US$52.2 million, representing a 55.2% increase from US$33.7 million for the fourth quarter of fiscal year 2011.  The increase was mainly driven by an increased number of total student enrollments combined with higher average selling prices (ASPs). Total student enrollments increased by 47.0% to approximately 228,500 from approximately 155,400 in the same period of the prior fiscal year. The increase in student enrollments was driven primarily by small class and online courses enrollments, and to a lesser extent by one-on-one tutoring services. ASPs increased by 5.5% to US$229 in the fourth quarter of fiscal year 2012 from US$217 in the same quarter of fiscal year 2011, mainly driven by foreign exchange rate fluctuation and hourly rate increases in a portion of our small class course offerings.

Operating Costs and Expenses

Operating costs and expenses were US$45.9 million, a 79.0% increase from US$25.6 million in the fourth quarter of fiscal year 2011. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$44.5 million, a 91.9% increase from US$23.2 million in the fourth quarter of fiscal year 2011.

Cost of revenues increased by 76.4% to US$28.5 million, from US$16.2 million in the fourth quarter of fiscal year 2011. The increase in cost of revenues was primarily due to an increase in teacher compensation and rental costs associated with the business expansion that took place during fiscal year 2012, as well as other staff costs to support the larger number of learning centers in operation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 77.6% to US$28.4 million, from US$16.0 million in the fourth quarter of fiscal year 2011.

Selling and marketing expenses increased by 82.4% to US$5.5 million, from US$3.0 million in the fourth quarter of fiscal year 2011. The increase was primarily due to an increase in sales and marketing staff expenses to support a greater number of program and service offerings and larger learning center network, and increased advertising expenses for marketing promotion. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 104.3% to US$5.2 million, from US$2.5 million in the fourth quarter of fiscal year 2011.

General and administrative expenses increased by 83.9% to US$11.9 million, from US$6.4 million in the fourth quarter of fiscal year 2011. The increase was mainly due to an increase in general and administrative staff expenses to support expanded operations and related rental and office expenses, as well as consulting fees incurred in the quarter. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 134.9% to US$10.8 million, from US$4.6 million in the fourth quarter of fiscal year 2011.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$1.4 million in the fourth quarter of fiscal year 2012, as compared to US$2.5 million in the fourth quarter of fiscal year 2011.

Gross Profit

Gross profit increased by 35.5% to US$23.7 million, from US$17.5 million in the fourth quarter of fiscal year 2011.

Income from Operations

Income from operations decreased by 22.6% to US$6.3 million, from US$8.2 million in the fourth quarter of fiscal year 2011. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 27.1% to US$7.8 million, from US$10.6 million in the fourth quarter of fiscal year 2011.

Income Tax Expense

Income tax expense was US$0.9 million in the fourth quarter of fiscal year 2012, as compared to US$0.7 million in the fourth quarter of fiscal year 2011, mainly because the income tax exemption period of one of TAL’s entities expired in calendar year 2010 and this entity has become subject to a still preferential, but higher tax rate from calendar year 2011.

Net Income from Continuing Operations

Net income from continuing operations decreased by 9.5% to US$7.6 million, from US$8.4 million in the fourth quarter of fiscal year 2011.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased 10.2% to US$ 7.6 million, from US$8.4million in the fourth quarter of fiscal year 2011. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 17.4% to US$9.0 million, from US$10.9 million in the fourth quarter of fiscal year 2011.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.10 and US$0.10, respectively, in the fourth quarter of fiscal year 2012. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.12 and US$0.12, respectively.

Financial Results for the Fiscal Year Ended February 29, 2012

Net Revenues

For the fiscal year 2012, TAL reported net revenues of US$177.5 million, representing a 60.5% increase from US$110.6 million in the fiscal year 2011. The increase was primarily due to an increase in the number of total student enrollments and higher ASP. Total student enrollments increased by 41.9% to approximately 690,300 from approximately 486,400 in the fiscal year ended February 28, 2011. ASPs increased by 13.1% to US$257 per enrollment in fiscal year 2012 from US$227 per enrollment in fiscal year 2011 mainly driven by an increase in the hourly rate of a portion of small class offerings in the first quarter of fiscal year 2012.

Operating Costs and Expenses

Operating costs and expenses were US$156.7 million, an 84.0% increase from US$85.2 million in fiscal year 2011. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$148.8 million, an 86.3% increase from US$79.9 million in fiscal year 2011.

Cost of revenues increased by 70.3% to US$95.6 million, from US$56.1 million in fiscal year 2011. The increase in cost of revenues was primarily due to an increase in teacher compensation, rental costs associated with the business expansion, as well as staff costs to support the larger number of learning centers in operation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 71.1% to US$95.2million, from US$55.6 million in fiscal year 2011.

Selling and marketing expenses increased by 133.2% to US$23.2 million, from US$9.9 million in fiscal year 2011. The increase was primarily due to an increase in sales and marketing staff expenses to support a greater number of program and service offerings and larger learning center network, and increased advertising expenses for marketing promotion. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 141.8% to US$21.7 million, from US$9.0 million in fiscal year 2011.

General and administrative expenses increased by 98.1% to US$37.8 million, from US$19.1 million in fiscal year 2011. The increase was mainly due to an increase in general and administrative staff expenses to support expanded operations and related rental and office expenses, and also consulting fees incurred in the second half year of fiscal year 2012. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 108.4% to US$31.8 million, from US$15.3 million in fiscal year 2011.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$7.9 million in fiscal year 2012, as compared to US$5.3 in fiscal year 2011.

Gross Profit

Gross profit increased by 50.5% to US$81.9 million, from US$54.4 million in fiscal year 2011.

Income from Operations

Income from operations decreased by 17.8% to US$21.0 million, from US$25.6 million in fiscal year 2011. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 6.3% to US$28.9 million, from US$30.9 million in fiscal year 2011.

Income Tax Expense

Income tax expense was US$4.2 million in fiscal year 2012, as compared to US$2.6 million in fiscal year 2011, mainly because the exemption period of one of TAL’s entities expired in calendar year 2010 and this entity has become subject to a still preferential, but higher tax rate from calendar year 2011.

Net Income from Continuing Operations

Net income from continuing operations decreased by 0.3% to US$24.3 million, from US$ 24.4 million in fiscal year 2011.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 1.1% to US$24.3 million, from US$24.0 million in fiscal year 2011. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 9.8% to US$32.2 million, from US$29.3 million in fiscal year 2011.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.32 and US$0.31, respectively, in the fiscal year 2012. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.42 and US$0.41, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2012 were US$74.3 million, driven largely by the purchase of office space for which the Company paid $62.5 million.

Cash and Cash Equivalents

As of February 29, 2012, the Company had US$188.6 million of cash and cash equivalents and US$10.3 million of term deposits, as compared to US$173.2 million of cash and cash equivalents and US$25.9 million of term deposit as of February 28, 2011.

Deferred Revenue

As of February 29, 2012, the Company’s deferred revenue balance was US$85.6 million compared to US$50.7 million as of February 28, 2011, representing an increase of 68.9% versus the same period of the previous year.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fiscal quarter ending May 31, 2012 are expected to be between US$44.2 million and US$45.8 million, representing an increase of 33% to 38% on a year-over-year basis. This estimate reflects the Company’s current expectation, which is subject to change.

For fiscal year ending February 28,2013, the Company expects total net revenues to be in the estimated range of US$230.8 million to US$239.7 million, representing an increase of 30% to 35% year-over-year, assuming no material change in exchange rates.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and fiscal year 2012 ended February 29, 2012 at 8:00 am Eastern Time on April 25, 2012 (8:00 pm Beijing time on April 25, 2012).

The dial-in details for the live conference call are as follows:

• International:    +656-723-9381
• U.S.:               +1-718-354-1231
• China:             800-819-0121
Conference ID:   67174146

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the call will be available after the conclusion of the conference call through May 2, 2012.

The dial-in details for the replay are as follows:

• International:    +61-2-8235-5000
• U.S. :              +1-718-354-1232
• China:             400-692-0026
Conference ID:   67174146

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and full year of fiscal year 2013 and quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors.  Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses.  The Company’s network includes 270 physical learning centers as of February 29, 2012, located in 14 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, and Suzhou. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

For Investors:

Fei Li

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: ir@xueersi.com

For Media:

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2011	As of February 29, 2012

ASSETS

Current assets
Cash and cash equivalents	$173,165,661	$188,579,767
Term deposits	25,870,071	10,328,116
Available-for-sale securities	465,709	361,803
Inventory	117,827	223,611
Deferred tax assets-current	1,082,932	1,729,758
Prepaid expenses and other current assets	4,746,929	9,011,975
Total current assets	205,449,129	210,235,030
Property and equipment, net	7,515,325	76,726,219
Deferred tax assets-non-current	668,096	490,222
Rental deposit	2,818,126	4,545,605
Intangible assets, net	656,785	183,523
Goodwill	662,583	548,825
Long-term prepayments	—	1,923,481
Total assets	$217,770,044	$294,652,905

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 736,655 and 1,993,297 as of February 28, 2011,and February 29, 2012, respectively)	$911,254	$2,863,596
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 34,169,473 and 50,395,945 as of February 28, 2011,and February 29, 2012, respectively)	50,678,025	85,594,032
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 79,893 and nil as of February 28, 2011, and February 29, 2012 ,respectively)	79,893	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities without recourse to TAL Education Group of 5,729,657 and 9,546,915 as of February 28, 2011, and February 29, 2012, respectively)	8,053,980	15,284,190
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,650,269 and 2,206,266 as of February 28, 2011, and February 29, 2012, respectively)	2,877,887	637,302
Total current liabilities	62,601,039	104,379,120

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 85,248 and 45,881 as of February 28, 2011, and February 29, 2012, respectively)	117,781	156,494
Total liabilities	62,718,820	104,535,614

TAL Education Group Shareholders’ Equity

Class A common shares	27,600	45,277
Class B common shares	125,000	109,681
Additional paid-in capital	112,055,718	119,769,989
Statutory reserve	8,240,697	10,502,713
Retained earnings	32,727,630	54,779,267
Accumulated other comprehensive income	1,874,579	4,910,364
Total TAL Education Group’s equity	155,051,224	190,117,291
Total liabilities and equity	$217,770,044	$294,652,905

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Fiscal Year Ended
	February 28/29,		February 28/29,
	2011	2012	2011	2012
Net revenues	$33,653,533	$52,215,556	$110,588,299	$177,519,672
Cost of revenues	16,164,293	28,510,837	56,142,838	95,587,218
Gross profit	17,489,240	23,704,719	54,445,461	81,932,454
Operating expenses (note 1)
Selling and marketing	3,033,166	5,533,211	9,934,938	23,166,231
General and administrative	6,443,234	11,850,869	19,085,014	37,814,962
Impairment loss on goodwill	—	—	—	139,660
Total operating expenses	9,476,400	17,384,080	29,019,952	61,120,853
Government subsidies	148,537	—	148,537	213,270
Income from operations	8,161,377	6,320,639	25,574,046	21,024,871
Interest income	773,592	909,394	1,346,284	3,499,926
Interest expense	(270)	—	(59,212)	—
Other (expenses)/ income	(36,926)	1,214,199	1,718	3,945,306
Gain from sales of available-for-sale securities	—	—	6,429	—
Gain on extinguishment of liabilities	134,370	—	134,370	—
Income before income tax provision	9,032,143	8,444,232	27,003,635	28,470,103
Provision for income tax	(656,545)	(862,055)	(2,628,090)	(4,156,450)
Net income from continuing operations	8,375,598	7,582,177	24,375,545	24,313,653
Net income/(loss) from discontinued operations, net of taxes	70,674	—	(334,395)	—
Net income	8,446,272	7,582,177	24,041,150	24,313,653
Total net income attributable to TAL Education Group	$8,446,272	$7,582,177	$24,041,150	$24,313,653

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Fiscal Year Ended
	February 28/29,		February 28/29,
	2011	2012	2011	2012

Net income per common share

Basic from continuing operations	$0.05	$0.05	$0.18	$0.16
Basic from discontinued operations	0.00	—	0.00	—
Basic	0.05	0.05	0.18	0.16

Diluted from continuing operations	0.05	0.05	0.18	0.16
Diluted from discontinued operations	0.00	—	0.00	—
Diluted	0.05	0.05	0.18	0.16

Net income per ADS (note 2)
Basic from continuing operations	0.11	0.10	0.36	0.32
Basic from discontinued operations	0.00	—	0.00	—
Basic	0.11	0.10	0.36	0.32

Diluted from continuing operations	0.11	0.10	0.35	0.31
Diluted from discontinued operations	0.00	—	0.00	—
Diluted	$0.11	$0.10	$0.35	$0.31

Weighted average shares used in calculating net income per common share
Basic	152,600,000	154,958,044	131,911,539	154,000,219
Diluted	155,591,537	156,151,875	136,445,635	155,874,381

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28/29		Ended February 28/29
	2011	2012	2011	2012
Cost of revenues	$151,096	$71,359	$521,387	$417,984
Selling and marketing	502,139	361,164	975,114	1,497,266
General and administrative	1,824,959	1,004,448	3,809,971	5,985,993
Total	$2,478,194	$1,436,971	$5,306,472	$7,901,243

Note 2: Each ADS represents two Class A common shares.

TAL Education Group

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months		For the Fiscal Year
	Ended February 28/29,		Ended February 28/29,
	2011	2012	2011	2012

Cost of revenues	$16,164,293	$28,510,837	$56,142,838	$95,587,218
Share-based compensation expense in cost of revenues	151,096	71,359	521,387	417,984
Non-GAAP cost of revenues	16,013,197	28,439,478	55,621,451	95,169,234

Selling and marketing expenses	3,033,166	5,533,211	9,934,938	23,166,231
Share-based compensation expense in selling and marketing expenses	502,139	361,164	975,114	1,497,266
Non-GAAP selling and marketing expenses	2,531,027	5,172,047	8,959,824	21,668,965

General and administrative expenses	6,443,234	11,850,869	19,085,014	37,814,962
Share-based compensation expense in general and administrative expenses	1,824,959	1,004,448	3,809,971	5,985,993
Non-GAAP general and administrative expenses	4,618,275	10,846,421	15,275,043	31,828,969

Operating costs and expenses	25,640,693	45,894,917	85,162,790	156,708,071
Share-based compensation expense in operating costs and expenses	2,478,194	1,436,971	5,306,472	7,901,243
Non-GAAP operating costs and expenses	23,162,499	44,457,946	79,856,318	148,806,828

Income from operations	8,161,377	6,320,639	25,574,046	21,024,871
Share based compensation expenses	2,478,194	1,436,971	5,306,472	7,901,243
Non-GAAP income from operations	10,639,571	7,757,610	30,880,518	28,926,114

GAAP net income attributable to TAL Education Group	8,446,272	7,582,177	24,041,150	24,313,653
Share based compensation expenses	2,478,194	1,436,971	5,306,472	7,901,243
Non-GAAP net income attributable to TAL Education Group	$10, 924,466	$9,019,148	$29,347,622	$32,214,896

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2011	2012	2011	2012

Net income per ADS
- Basic	$0.11	$0.10	$0.36	$0.32
- Diluted	0.11	0.10	0.35	0.31

Non-GAAP net income per ADS
- Basic	0.14	0.12	0.43	0.42
- Diluted	$0.14	$0.12	$0.43	$0.41

ADSs used in calculating net income per ADS
- Basic	76,300,000	77,479,022	65,955,769	77,000,109
- Diluted	77,795,768	78,075,937	68,222,817	77,937,191

Note:

(1) The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.